UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 0-25025
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(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: December 31, 2000
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[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                             Sedona Worldwide, Inc.
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                             Full Name of Registrant


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                            Former Name if Applicable

                             3840 North 16th Street
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            Address of Principal Executive Office (Street and Number)

                                Phoenix, AZ 85016
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                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

     We discovered a discrepancy in the number of shares administered by the transfer agent and it took a substantial amount of time to resolve, resulting in the report being completed after a deadline to be edgarized for filing.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Mia Martori                   602              263-9600
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           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Sedona Worldwide, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2001                        By: /s/ Mia Martori, President
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                                                              March 31, 2001


Sedona Worldwide Incorporated
6840 North 16th Street
Phoenix, AZ 85016


A discrepancy was discovered concerning the number of shares outstanding for Sedona Worldwide Incorporated. As a result of this discrepancy, we were unable to confirm the shares outstanding for Sedona in a timely manner. Accordingly, we are unable to complete our audit by March 31, 2001. However, we are confident that we will complete our audit work within 15 calendar days of March 31, 2001, in order for Sedona Worldwide Incorporated to complete its filing of Form 10-KSB within that time period.


                                        /s/ Hansen, Barnett & Maxwell
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                                        HANSEN, BARNETT & MAXWELL